UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.2)

Nabi Biopharmaceuticals
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

      629519109
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                 March 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629519109

1	NAME OF REPORTING PERSON DellaCamera Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON DellaCamera Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON 00

1	NAME OF REPORTING PERSON Ralph DellaCamera, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Andrew Kurtz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN, HC

1	NAME OF REPORTING PERSON Vincent Spinnato
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFI-CIALLY OWNED BY EACH REPORT-ING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,388,237
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,388,237
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN, HC

This statement is filed with respect to the shares of the common stock, $0.10 per share (the “Common Stock”), of Nabi Biopharmaceuticals (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of March 29, 2010 and amends and supplements the Schedule 13D filed originally on January 31, 2008, as previously amended (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: DellaCamera Capital Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), DellaCamera Capital Fund, Ltd., a Cayman Islands exempted company (the “Offshore Fund”), DellaCamera Capital Management, LLC, a Delaware limited liability company (“DCM” and, collectively with the Master Fund and the Offshore Fund, the “Fund”), Ralph DellaCamera, Jr., a citizen of the United States (“Mr. DellaCamera”), Andrew Kurtz, a citizen of the United States (“Mr. Kurtz”) and Vincent Spinnato, a citizen of the United States (“Mr. Spinnato”) (together, the “Reporting Persons”).  DCM is the Investment Manager of the Master Fund.  Messrs. DellaCamera, Kurtz and Spinnato are the controlling persons of DCM.

The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund.  The Offshore Fund is the controlling shareholder of the Master Fund.

Item 2(b).       RESIDENCE OR BUSINESS ADDRESS

The business address of each of DCM and Messrs. DellaCamera, Kurtz and Spinnato is 461 Fifth Avenue, 10th Floor, New York, New York 10017.

The business address of each of the Master Fund and Offshore Fund is c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House, PO Box 1234, Grand Cayman KY1-1108, Cayman Islands.

Item 3.           Source and Amount of Funds or Other Consideration

The Master Fund acquired the securities reported herein at an aggregate cost of $8,748,123 (including commissions).  The funds used to purchase these securities were obtained from the general working capital of the Master Fund and margin account borrowings made in the ordinary course of business, although the Master Fund cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 5.            Interest in Securities of the Issuer

(a).  The Reporting Persons as a group beneficially own 2,388,237 shares of Common Stock, representing 4.9% of the outstanding shares of Common Stock.

(b).  None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 2,388,237 shares of Common Stock beneficially owned by them.

(c).  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Appendix I other than transactions previously reported on this Schedule 13D.

(d).  N/A

(e).  The Reporting Persons ceased being the beneficial owners of more than five percent of the Common Stock on March 29, 2010.

Item 7.       Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement (previously filed).

Appendix III: Instruction C Person Information (previously filed).

Appendix IV: Letter to Issuer dated January 31, 2008 (previously filed).

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the below certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2010                                     DELLACAMERA CAPITAL MASTER FUND, LTD.

                                                                           By: /s/ Andrew Kurtz
                                                                                       Andrew Kurtz, Director

                                                                           DELLACAMERA CAPITAL FUND, LTD.

                                                                           By: /s/ Andrew Kurtz
                                                                                       Andrew Kurtz, Director

                                                                           DELLACAMERA CAPITAL MANAGEMENT, LLC

                                                                           By: /s/ Ralph DellaCamera, Jr.
                                                                                        Ralph DellaCamera, Jr., Managing Member

/s/ Ralph DellaCamera, Jr.
     Ralph DellaCamera, Jr.

/s/ Andrew Kurtz
     Andrew Kurtz

/s/ Vincent Spinnato
     Vincent Spinnato

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

Transactions Effected by DellaCamera Capital Master Fund, Ltd. in Common Stock

Date of transaction	Amount of securities Bought/ (Sold)	Price per share or unit (excluding commissions)	Where and how the transaction was effected
2/24/2010	(16,000)	$5.4015	Open Market
3/01/2010	(59,000)	$5.4158	Open Market
3/02/2010	(17,100)	$5.4329	Open Market
3/02/2010	(27,300)	$5.4082	Open Market
3/03/2010	(7,500)	$5.4633	Open Market
3/04/2010	(10,000)	$5.45	Open Market
3/04/2010	(4,247)	$5.4687	Open Market
3/05/2010	(3,066)	$5.5024	Open Market
3/08/2010	(1,500)	$5.60	Open Market
3/08/2010	(10,000)	$5.6568	Open Market
3/09/2010	(3,700)	$5.6551	Open Market
3/10/2010	(16,700)	$5.6799	Open Market
3/11/2010	(10,000)	$5.9006	Open Market
3/12/2010	(4,700)	$6.00	Open Market
3/19/2010	(25,000)	$6.0436	Open Market
3/22/2010	(15,000)	$6.2233	Open Market
3/23/2010	(25,000)	$6.2527	Open Market
3/26/2010	(25,000)	$5.7997	Open Market
3/26/2010	(10,000)	$5.75	Open Market
3/29/2010	(250,350)	$5.7576	Open Market